January 15, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Beverly Singleton

Re:	ComSovereign Holding Corp.
Registration Statement on Form S-1
Filed January 14, 2021
File No. 333-248490

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), Kingswood Capital Markets, division of Benchmark Investments, Inc., as representative of the several underwriters, hereby joins ComSovereign Holding Corp. (the “Company”) in requesting that the Securities and Exchange Commission take appropriate action to cause the Registration Statement on Form S-1 (File No. 333-248490) (the “Registration Statement”) to become effective on Tuesday, January 19, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Pryor Cashman LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Act, we wish to advise you that copies of the Company’s Preliminary Prospectus, dated January 14, 2021, were furnished to one prospective underwriter and distributed by the underwriter approximately as follows through the date hereof: 300+ copies to prospective underwriters, institutional investors, dealers and others.

The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

KINGSWOOD CAPITAL MARKETS,
a division of Benchmark Investments, Inc.

By:	/s/ Sam Fleischman
Name:	Sam Fleischman
Title:	Supervisory Principal